Kama Resources Inc.

Suite 1707-B, 17th Floor, CTS Center 219

Zhong Shan Wu Road Guangzhou, China 510030

Tel. 8613808821282 Fax. 86208333258

April 4, 2012

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Maryse Mills-Apenteng Special Counsel

Re: Kama Resources Inc. Amendment No.8 to Registration Statement on Form S-1

Filed March 9, 2012

File No. 333-164206

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission. Below are comments regarding the issues raised in their comment letter.

 1. We have revised our cover page, risk factors and Future Sales by Existing Stockholders to disclose that we are a shell company.

2. Our summary has been revised to address the comments listed.  For the last comment, it is too early to assume that that the common stock will be a penny stock.

3. The risk factor has been revised so that it complies with the plain English requirements of Rule 421(d) of the Securities Act.

4. The regulatory requirements have been revised.

5. Updated financial statements have been filed herein.

6. The legal opinion has been revised.

Please fax all comments to 949-272-0088 and to Jill Arlene Robbins at 305-531-1274.

Sincerely,

-S-

Dayong Sun